


03045413

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, December 16, 2003


SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Director, Investor Relations
Tel. + 46 8-613 65 91
Fax +46 8 613 65 78

Enclosure:
Press Release December 9, 2003 – Gambro BCT's blood collection system approved by Japanese Red Cross

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,770 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,300 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com



PRESS RELEASE
December 9, 2003

Gambro BCT's blood collection system approved by Japanese Red Cross

Stockholm, Sweden, December 9, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that its subsidiary Gambro BCT has received approval from the Japanese Red Cross for its automated blood collection system for collection of leukoreduced platelets and plasma. The approval of the Trima Accel System represents a major milestone for Gambro BCT on the Japanese market.

During the autumn of 2003, marketing trials were conducted in four blood centers throughout Japan. After evaluation, the Japanese Red Cross found the performance of the system met and exceeded expectations. Blood center operators found it easy to use and donor friendly.

70% of platelet collections in Japan are collections with a lower yield of platelets than are typical for other areas of the world. The majority of donors in Japan are small in size, which means they require lower blood flow rates during donation. Trima Accel's efficient separation technology requires less blood to be processed during a donation, providing shorter procedure times. The system's low extra-corporeal volume and new configuration options, which limit blood flow rates, also enhance donor comfort.

Blood transfusions in Japan are the second highest in the world, with the US being number one. The Japanese Red Cross is the primary blood collection organization in Japan, collecting over 20 million units of blood in 2003. Of those collections, approximately 750,000 are automated collections of single donor platelets. Currently, approximately 4% of those collections are done using Gambro BCT systems. Given the quality and ease of use, it is expected that number of collections performed by Gambro BCT systems will increase significantly in the next year.

"The Trima Accel system collects platelets that are leukoreduced using our unique leuko-reduction system," according to Jeff Abbott, Vice President and General Manager Gambro BCT North Asia. "The system is an excellent platform from which the Japanese Red Cross can implement pre-storage leukoreduction," he added. The Japanese Red Cross has stated they plan to implement pre-storage leukoreduction of platelets in 2004.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,350 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
December 9, 2003

About Gambro BCT

Gambro BCT, headquartered in Lakewood, Colorado, is a world leader in blood bank technologies, automated blood collection and processing, pathogen reduction techniques, and value added blood and cell based therapeutic services.

For further information please contact:

David Perez, President, Gambro BCT, tel. +1-303-232-6800 or visit the website www.gambrobct.com
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91